Contact

www.linkedin.com/in/nicoletyg
(LinkedIn)

Top Skills

B2B Marketing
Marketing Operations
Artificial Intelligence (AI)

Languages

Italian
French

Nicole Wilson

President, Jane Doe Marketing | VP of Marketing, Iter Opus | Growth Strategy & GTM Leader | AI & Workforce Innovation
Harrison Township, Michigan, United States

Summary

I am a growth-focused marketing executive specializing in go-to-market strategy, brand positioning, and revenue acceleration for high-growth and mission-driven organizations.As President of Jane Doe Marketing, I partner with founders, leadership teams, and emerging companies to architect scalable marketing systems that drive measurable business outcomes — from market entry and positioning to demand generation and conversion optimization.In parallel, I serve as Vice President of Marketing at Iter Opus, an AI-powered workforce technology company building Levii.io — a next-generation career concierge platform designed to humanize hiring and professional mobility. In this role, I lead category positioning, growth strategy, employer acquisition, and investor-facing market narratives during the company's early-stage expansion.My work sits at the intersection of: • Go-to-market strategy • Revenue growth and pipeline acceleration • Performance marketing and CAC optimization • Brand architecture and market differentiation • Executive storytelling for capital raise environmentsI believe marketing is not a communications function — it is a capital allocation function. The role of marketing leadership is to align positioning, product, and revenue strategy in ways that create durable enterprise value.If you're building something ambitious and need strategic clarity, disciplined execution, and measurable growth, let's connect.

Experience

Iter Opus Corporation
Vice President Marketing
January 2026 - Present (2 months)
Rochester, NY

Iter Opus is building Levii.io, an AI-powered career concierge platform designed to humanize the future of work by transforming how individuals navigate careers and how employers hire with intention, equity, and precision.

As Vice President of Marketing, I lead the company's strategic marketing function during its seed-stage growth and market entry phase. In this executive leadership role, I am responsible for establishing brand positioning, demand generation, and go-to-market execution for a dual-sided marketplace serving both job seekers and employers.

Jane Doe Marketing

President

May 2020 - Present (5 years 10 months)

Michigan, United States

Founder and executive leader of a strategic marketing consultancy focused on go-to-market strategy, positioning, and revenue growth for scaling and mission-driven organizations.

I partner with founders and leadership teams to design marketing systems that drive measurable business outcomes — aligning brand strategy, demand generation, and performance optimization with financial objectives.

Core focus areas include:

• Market positioning and competitive differentiation

• Integrated go-to-market strategy

• Demand generation and pipeline acceleration

• Conversion and funnel optimization

• Digital infrastructure and performance analytics

• Executive messaging and investor-facing growth narratives

Jane Doe Marketing operates as a strategic growth partner rather than a traditional agency. Engagements emphasize clarity, capital efficiency, and scalable execution designed to support long-term enterprise value.

Engagements range from early-stage launch strategy to growth-stage acceleration initiatives, with an emphasis on clarity, capital efficiency, and measurable ROI.

NTEA – The Work Truck Association™

3 years 2 months

Senior Director of Systems Implementation & AI

January 2024 - February 2025 (1 year 2 months)

Farmington Hills, Michigan, United States

In this new role at NTEA, I'm responsible for aligning the organization's adoption, implementation, and utilization of technology and Artificial Intelligence systems to support the ongoing business strategy and drive

growth, profitability, effectiveness and efficiency throughout the entire organization.

Senior Director of Program Development
January 2022 - January 2024 (2 years 1 month)
Farmington Hills, Michigan, United States

Work Truck Solutions
Director, Marketing and Communications
August 2019 - September 2020 (1 year 2 months)
Bloomfield Hills, MI

OneMagnify
9 years 2 months

Senior Account Director
January 2019 - August 2019 (8 months)
Detroit, MI

Client Services Director
June 2011 - December 2018 (7 years 7 months)

Strategy Manager
July 2010 - June 2011 (1 year)

Campbell-Ewald
Supervisor, Project Management
April 2008 - July 2010 (2 years 4 months)

Minacs
Project Manager
April 2005 - April 2008 (3 years 1 month)
Farmington Hills, MI

Pfizer
Global Computer Validation Specialist
September 2000 - September 2004 (4 years 1 month)

Education

BS, Chemistry, Math · (1995 - 1999)

BS, Chemistry